                                                  SAP Annual Report 1999

















[Graphic -- Pictures of person typing, mySAP.com site logo, people in office lobby, stock quotes and traders]

INSIDE COVER PAGE

[Graphic -- Picture of mySAP.com business directory]

CONTENTS

2    Selected Financial Highlights
3    Profile
4    From the Executive Board

6    Review of Operations 1999

20   Report of Independent Auditors[*]
21   Consolidated Income Statements[*]
22   Consolidated Balance Sheets SAP Group[*]
24   Consolidated Statements of Changes in Shareholders' Equity[*]
26   Consolidated Statements of Cash Flows[*]
27   Notes to the Consolidated Financial Statements[*]
69   Executive Board and Supervisory Board[*]
72   Subsidiaries, Joint Ventures, and Associated Companies[*]
74   Five-Year Summary

76   Address and Financial Calendar


This English translation is intended for information purposes only. In the event of any conflict in interpretation, reference should be made to the original German version.

[* See Exhibit 99.4 to Form 6-K filed by SAP AG with the U.S. Securities and Exchange Commission on April 18, 2000.]

[Graphic -- Pictures of traders, SAP web site]


                                                                  Contents     1

Selected Financial Highlights




Selected Financial Highlights                    1999          1998          1997
-----------------------------                  --------     ---------     ---------
                                                      (in millions of Euros,
                                                    unless otherwise indicated)
Total revenue                                   5,110.2       4,315.6       3,021.8
thereof product revenue as a %                     60.6          63.0          67.5
 - per employee (in thousands of Euros)             244           249           261

Number of employees, annual average              20,975        17,323        11,558

Personnel expenses                              2,031.7       1,547.4       1,059.9
 - as a % of total revenue                         39.8          35.9          35.1

Research and development expenses                 744.7         572.4         362.7
 - as a % of total revenue                         14.6          13.3          12.0

Net income                                        601.0         526.9         446.7
 - as a % of total revenue                         11.8          12.2          14.8

Cash earnings according to DVFA/SG(1)             896.9         586.1         547.2
 - as a % of total revenue                         17.6          13.6          18.1

Shareholders' equity                            2,559.4       1,818.3       1,451.1

                                               (in Euros)    (in Euros)    (in Euros)
Earnings per ordinary share                        5.73          5.03          4.28
Earnings per preference share                      5.76          5.07          4.33

Dividend per ordinary share                        1.57(2)       1.57          1.43
Dividend per preference share                      1.60(2)       1.60          1.46


(1) German Society of Investment Analysts and Asset Managers

(2) 1999 proposed dividend


2  |  Selected Financial Highlights

PROFILE

The business models of the future target new opportunities for inter-enterprise collaboration using the Internet. SAP has reoriented its entire business and product strategy to the Internet so that customers can fully profit from those opportunities. Our primary ambition is to simplify day-to-day work for all of our customers' employees in their different roles, making a sustained contribution to value creation. This is being achieved through in-depth knowledge of business processes and their optimization, and by thorough and continuous customer relationship management throughout the life cycle of a solution.

     Today, with more than 25,000 installations to its name, SAP not only clearly leads the market for business applications software (IDC reports that SAP's share is 36%); the Company has also become the top supplier of end-to-end inter-enterprise solutions for the collaborative business processes that enable customers to profit from the new economy, the virtual economy of the Internet.

     mySAP.com comprises the products, services, and solutions that SAP delivers for processing business transactions collaboratively. Enterprises and organiz-ations of all sizes and in all sectors can use mySAP.com to completely integrate their employees, their customers, and their business partners into their business via the Internet. Thus the mySAP.com solutions platform and the Company's redefinition as an Internet business confirm the analysis made by respected observers of the market that SAP, alone among leading software providers, has both the vision to conceive new solutions and the strength to quickly implement them as powerful products.

     In the future, permanent innovation will continue to springboard SAP's enhancement of its leading position in the worldwide market. The mySAP.com solutions platform is the hub around which existing products are continuously improved, and new development initiatives and technologies are rapidly turned into the applications that the market wants. This includes work on the SAP R/3 components, the 19 industry solutions, and, above all, the e-business applications such as E-Commerce with mySAP.com, Customer Relationship Management with mySAP.com, Business Intelligence with mySAP.com, and Supply Chain Management with mySAP.com.

     The driving force behind this sustained development process are the 5,400 research and development employees worldwide. One in four of our employees are now working on developing new solutions or improving existing ones. In 1999 SAP again increased R&D investment -- by 30% to Euro 745 million, corresponding to 14.6% of 1999 revenues.

     The unstinting commitment of SAP's 21,700 employees rapidly established SAP as a major player in the Internet economy. The outlook for growth is very encouraging, considering that the new economy is just out of the blocks and that mySAP.com can offer superior software applications and services. SAP solutions give customers the strategic infrastructure that they want to grow the productivity and job satisfaction of their employees and to exploit new openings for business.



                                                                   Profile  |  3

FROM THE EXECUTIVE BOARD

[Graphic -- Picture of Hasso Plattner and Henning Kagermann]

Dear shareholders, partners, and customers


     In 1999, SAP once again grew to meet bigger challenges and mastered difficult situations successfully. Nearly all providers of enterprise software suffered a negative impact from the millennium change in 1999, after having profited from a year-2000-driven boost in demand in the previous few years. SAP's customers prepared to pass the critical date change with as little disturbance as possible. Many therefore delayed decisions to implement new enterprise software.

     Parallel to the relatively subdued developments in our markets, there was a sea of change in our core business in the space of a few months. To succeed in the market of the future, enterprise software must not just be Internet-enabled, which SAP R/3 has been since 1996, it must access the new opportunities offered to enterprises by e-business. It was in our chief market, the United States, that it first became clear that the Internet was dramatically changing business-to-business trading, that is, the business processes between enterprises.

     With the double challenge of year-2000 issues and the Internet revolution, it is especially pleasing that SAP again increased its market lead in 1999. By the end of the year, there were more than 25,000 system and product installations worldwide. Revenues and income before income taxes (excluding expenses for the employee STAR program) grew by 18%.

     The speed and scale of the change to the Internet age surprised us, but we responded more quickly than our competitors, and totally reoriented SAP's business. Today the Internet is at the focus of all our initiatives and developments. As of 1999, SAP has become the number one supplier of end-to-end inter-enterprise solutions for collaborative business processes.

     The efforts of SAP's employees deserve special mention. It was their skills and dedication that enabled us not just to announce the redefinition of SAP in 1999, but also to deliver on that redefinition in the same year. SAP reworked its entire product offering and successfully introduced mySAP.com, a completely Internet-oriented, open software and service solution. Announced in May 1999, we supplied the first customers in September 1999.




4  |  From the Executive Board

     Employees of our customers using mySAP.com have new ways to take ownership of their work and working environment. At the enterprise level, SAP is giving its customers access to new added value and company growth, plus completely new business models. mySAP.com has struck a very positive note with customers and was already making a very substantial 16% contribution to sales revenues in our successful fourth quarter. In the final weeks of the year, we won over several prestigious partners to build and run Internet marketplaces -- the trading centers of the future. In 1999, SAP also managed to consolidate or build on its position as a strategic partner in several sectors, among others in the area served by our banking solution.

     This permanent realignment of SAP as an Internet business was also reflected in a reallocation of responsibilities on the Executive Board. Now these are no longer geographically defined; instead, responsibilities are oriented to the Internet strategy and the worldwide solutions offering.

     To secure and build on its success in this age of the Internet, SAP again invested massively in highly qualified new employees in 1999. The number of employees rose 12% to approximately 21,700. Very many of the employees participate in the success of our enterprise, measured by the rising share price, through the STAR program. SAP's attractiveness as an employer in the highly competitive market for IT specialists grew at the end of 1999 with the inception of the SAP AG 2000 Long Term Incentive Plan, which offers stock options and convertible bonds.

     SAP's mid- to long-term success as an Internet company depends heavily on intensifying research and development still further. One in four of our employees are now working on developing new solutions or improving existing ones. In 1999, we continued to decentralize development and bring it closer to our customers. A quarter of our R&D employees currently work at our SAP Labs outside Germany, be it in Silicon Valley or France, India or Japan. The focal points of development in 1999 and the current year include EnjoySAP -- making SAP solutions easier to use -- and the business solutions and many e-business applications for mySAP.com.

     Prestigious investment bankers Goldman Sachs see mySAP.com as a good strategy for SAP to extend its leadership in the enterprise software market into the promising market for business-to-business and e-business solutions. One route to benefiting from the growth opportunities is that the mySAP.com Workplace could increase the proportion of SAP users in a typical enterprise from today's approximately 15% to as much as 80%. We are also busy increasing our potential market with outsourcing offerings for midsize enterprises.

     The Executive Board stands by its prediction that within three years the Company can approximately double its 1998 revenue. We anticipate that product revenues will grow more than service revenues in 2000, which would further improve our profitability. Software revenue growth from mySAP.com should be particularly vigorous this year. We believe new product sales will account for about 50% of software license revenue. We expect especially strong growth in the United States and Asia.

     We hope you will accompany us along this road. Thank you for your continued interest and confidence in SAP.


/s/ Hasso Plattner

Hasso Plattner | Co-chairman and CEO, SAP AG


/s/ Henning Kagermann

Henning Kagermann | Co-chairman and CEO, SAP AG



                                                  From the Executive Board  |  5

                      [Graphic -- Picture of SAP web site]

REVIEW OF OPERATIONS

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "will", "expect", "anticipate", "predict" and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20-F for 1999 that is expected to be filed before June 30, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.




SUCCESS, DESPITE COMPANY'S MOST DIFFICULT YEAR TO DATE

Overall, 1999 was a successful year for SAP in which the results contributed substantially to the growth of the Company's value. A tough market and generally sluggish progress in the enterprise software industry added up to the most difficult year SAP has experienced to date; nevertheless both consolidated revenues and income (excluding expenses for the employee stock appreciation rights (STAR) program) before income taxes grew 18%. SAP thus reinforced its position as clear leader in the business software market.

MILLENNIUM CHANGE SLOWS DEMAND

The global economy was generally stronger. Sustained expansion in the United States, accelerated recovery in East Asia, first signs of an end to the financial crisis in Latin America, and the beginnings of an upturn in Germany provided an encouraging background. However, exceptional circumstances specific to the business software industry meant that SAP enjoyed only limited success in riding the tide.

         Once again the millennium change influenced trends in the sector, but this year its impact was negative rather than positive. Particularly in the years 1996 to 1998, many enterprises replaced their non-2000-compliant software with new systems, leading to an increase in demand for standard enterprise resource planning (ERP) software. In 1999, in contrast, many companies decided against introducing new enterprise software at the same time as coping with the millennium change. As the millennium change approached, it became more difficult for companies to plan the necessary preparation time for software implementation projects. This resulted






Pictures and graphs are included for illustrative purposes only and are not part of the Review of Operations.




6            Review of Operations
in considerably reduced demand in the sector, which was even more noticeable in the United States than in Europe. Demand did not start to pick up again until the last few months of 1999, when companies had for the most part dealt with the year-2000 compliance issue, and increasingly began to spend again independently of the millennium change.

GROWING IMPACT OF INTERNET

A second factor to decisively impact the business software market was the Internet. Especially in the United States, customers were unexpectedly quick to demand business software products that are not just Internet-enabled, but that fully exploit the Internet and the possibilities it offers. All vendors of "classic" ERP software were thus confronted with the need to demonstrate that they are fully Internet-oriented by reworking and expanding their product range. The same trend in demand also tended to continually reduce the differentiation between the markets for standard ERP software and new enterprise software on the one hand, and for e-commerce applications on the other. In the new unified market there are many more vendors than in the ERP market, which previously has been SAP's main target and in which SAP is the clear leader.

REORIENTATION IN RESPONSE TO PROBLEMATIC MARKET ENVIRONMENT

SAP met this challenge to its own industry by orienting its whole enterprise strategy to the Internet. The most important move in this realignment was a complete overhaul of its product range. The first step was to finalize the EnjoySAP development initiative to improve the usability of SAP software, which kicked off in 1998. Parallel to that, the New Dimension initiative was advanced, and the focus on the new Internet product line development was sharpened. Then all initiatives were gathered into the comprehensive Internet strategy mySAP.com, which was announced in May 1999. Just four months later, SAP presented the mySAP.com product to the public as a fully Internet-oriented software and service solution. It became available in October 1999. mySAP.com was well received in the market and already made a substantial contribution to the increase in SAP revenues in the final quarter of fiscal 1999.

         Orientation to the Internet also triggered other related changes. For example, the Company set up the new Internet Demonstration and Evaluation System
(IDES), on which partners, prospects, and customers can test mySAP.com via Internet. For live use, mySAP.com can be transmitted via the Internet to the customer site, or SAP or a partner can run it for the customer. Customers can also draw on SAP and SAP partner consulting competencies via the Internet. Because the fields in which mySAP.com can be used are very diverse, the Company adopted a new price list for this product that ties the cost of licensing more closely to the level of usage or the transactions used.

         SAP's change from an intra-enterprise business software solution vendor to a provider of comprehensive inter-enterprise Internet solutions was advanced in June 1999 by a restructuring of portfolios on the SAP AG Executive Board. Board members' regional responsibilities were dissolved, and replaced by a division of responsibilities in line with the Internet strategy and the Company's global solutions offerings.






                                                 Review of Operations          7

          [Graphic -- Pictures of people at trader fair, stock quotes]

REVENUES INCREASE BY 18%

Despite the tough market in the ERP software sector, SAP consolidated revenues increased 18% to euro 5,110 million. Excluding the foreign exchange effect, which was positive in 1999, revenue growth was 16%.

         As in previous years, revenue performance was not even across 1999. Whereas in 1998 revenue growth eased off in the second half as the exceptional year-2000 boom receded and the effects of financial crises in Asia and Russia were felt, the pattern was reversed in 1999 when customers' reluctance to invest was overcome, the recovery in Asia began and the Internet strategy started to show results. The effect was that, in 1999, the fastest rate of revenue growth, 30%, was achieved in the final quarter.



                              CONSOLIDATED REVENUE

                  IN EURO MILLIONS, change since previous year
                                  [BAR CHART]

1999*                                                          5,101  +18%

1998*                                                 4,316 +43%

1997*                                     3,022 +59%

1996**                      1,903 +38%

1995**               1,379 +47%
         ----------------------------------------------------------------
         0        1,000      2,000     3,000      4,000     5,000

   * U.S. GAAP      ** GERMAN GAAP


MAINTENANCE AND CONSULTING REVENUES GROW FASTEST

Different activities made varying contributions to the generally positive revenue picture. As expected, software revenues were hampered by the unusual conditions prevailing in the sector market. In this light, it is especially pleasing that SAP achieved a 2% increase in software license revenues (to euro 1,932 million) - primarily due to a strong fourth quarter. The number of installations from which the license revenues are derived grew by 31% to 25,412 in 1999. This means that, even in a difficult year, SAP managed to take a bigger market share in this segment. It is apparent that the strategic reorientation was crucial to maintaining revenues and market share growth from the fact that 17% of the software license revenues came from mySAP.com and its innovative components that were introduced as New

                     REVENUE BREAKDOWN BY TYPES OF ACTIVITY

                  IN EURO MILLIONS, percent, change since 1998
                                  [PIE CHART]

                     Other              74    1%    +19%
                     Software        1,932   38%     +2%
                     Maintenance     1,162   23%    +42%
                     Consulting      1,547   30%    +38%
                     Training          395    8%     -4%
                                     -----
                     TOTAL           5,110
                                     =====

8             Review of Operations

Dimension products. Thanks to the exceptionally strong last quarter, the contribution made by the new products was considerably greater than expected, and exceeded the decline in revenues from SAP R/3. The new products also contributed to the rise in the number of new software installations by 9% to 7,091.

         Stimulated by the clear increase in software revenues in 1997 and 1998, maintenance revenues grew by 42% to euro 1,162 million. With the help of this growth, product revenues overall (software and maintenance revenues) rose 14% to euro 3,094 million. Income from consulting also developed strongly. SAP's consulting revenues increased 38% to euro 1,547 million. This is in part the dividend from the large-scale personnel expansion of 1998.

         In many enterprises, employee resources were tied down by work connected with the millennium change, so training revenues were not expected to rise. Also, training times decreased thanks to more efficient training and the improved user-friendliness of SAP software - a result of the EnjoySAP initiative. Nonetheless, the posted reduction to euro 394 million (a 4% decrease from 1998 training revenues) was disappointing. Improving training revenues will be one of the challenges for 2000. Other income grew 19% to euro 74 million.

REVENUES RISE STEEPLY IN GERMANY

The negative impact of the year-2000 issue on revenues was not as strong in Europe as in the United States. U.S. customers also hesitated in anticipation of SAP's Internet strategy, until mySAP.com was presented. Revenues climbed just 5% in the United States, and that growth was attained primarily in the strong fourth quarter. By contrast, 1999 witnessed an encouraging 34% revenue growth in Germany. These diverging trends in




                 SOFTWARE LICENSE REVENUE BREAKDOWN BY PRODUCT

                           IN EURO MILLIONS, percent

                                  [PIE CHARTS]

                     1999                         FOURTH QUARTER 1999
                     ----                         -------------------
                   129   7%       mySAP.con           16%  129
                   187  10%     New Dimension         11%   92
                 1,616  83%          R/3              73%  590
                 ----------------------------------------------------
                 1,932             TOTAL                   811


                                                  Review of Operations        9

                    [Graphic -- Picture of SAPnet homepage]


SAP's two biggest markets were the main reason why revenues outside Germany declined as a proportion of total revenues from 82% to 79%.

         At 16%, revenue growth in the rest of the Americas region affected by the financial crisis in Latin America also lagged behind the Group average. In the Europe, Middle East, and Africa (EMEA) region (excluding Germany) SAP's revenues fared better, achieving a rise of 24%. One contributing factor was the improvement of conditions in Russia.

         After the disappointment of 1998, business in Japan did recover, but not enough to regain the momentum lost in the economic and financial decline. The organizational restructuring in Japan helped revenues there contribute to an overall rise of 30% in the Asia-Pacific region.

         The breakdown of total revenues by industry was similar to 1998. As before, discrete manufacturing (30% in 1999; 27% in 1998) and process industries (21% in 1999; 23% in 1998) made the biggest contributions to revenues.

REASONABLE COST GROWTH, DESPITE EXCEPTIONAL CIRCUMSTANCES

The unusual conditions prevailing in SAP's industry and the Company's strategic reorientation both affected expenditure trends in 1999. mySAP.com development and marketing in particular required a large outlay. Also, the steep rise in the price of the preference share at the end of the year gave rise to costs in connection with the employees' STAR program.

         At the same time, however, more stringency and centralization in purchasing, controls on travel expenses, the use of in-house services to replace those previously purchased, and other measures all produced savings.

                     REVENUE BREAKDOWN BY SALES DESTINATION

                  IN EURO MILLIONS, percent, change since 1998
                                  [PIE CHART]
                     Germany            1,067   21%    +34%
                     Rest of EMEA       1,407   27%    +24%
                     USA                1,638   32%     +5%
                     Rest of Americas     508   10%    +16%
                     Asia-Pacific         490   10%    +30%
                                        -----
                     TOTAL              5,110
                                        =====


                         REVENUE BREAKDOWN BY INDUSTRY

                  IN EURO MILLIONS, percent, change since 1998
                                  [PIE CHART]
              Process industries              1,082   21%    +11%
              Discrete manufacturing          1,506   30%    +30%
              Financial services and
               service providers                831   16%     +1%
              Fast-moving consumer goods        770   15%    +19%
              Utilities and communications      606   12%    +34%
              Public Sector                     315    6%    +24%
                                              -----
              TOTAL                           5,110
                                              =====

10             Review of Operations

          [Graphic -- Picture of SAPnet homepage]


As a result, despite the specific circumstances in the business-software-industry, operating costs rose only 26% to euro 4,314 million. This figure is justifiable in the context of these circumstances and the 18% increase in revenues. After excluding STAR program expenditure (for better comparison with other companies and with 1998 results) the rise in costs was only 23%.

         As in 1998, the biggest expenditure was for personnel. Personnel expenses increased 31% to euro 2,032 million. After excluding the cost of the STAR program the rise in personnel expenses was only 24%. The rise in average personnel expenses per employee (excluding STAR expenses) was only 1.5%.

EXPENSE DEVELOPMENTS

Although SAP's own products are year-2000-compliant, extensive measures were taken in advance of the millennium change to ensure the proper functioning of customers' systems used in conjunction with non-SAP software products. This impacted cost of product, which totaled euro 527 million (1998: euro 372 million). Excluding STAR expenses, cost of product amounted to euro 511 million, representing an increase of 37% over 1998. This is a lower rate of increase than that for the corresponding maintenance revenues.

         The development and launch of mySAP.com and its components was associated with increased development and marketing expenses. This contributed to the rise in sales and marketing expenses by 17% to euro 1,132 million. Even after excluding the euro 25 million STAR expenses in that figure, sales and marketing expenses increased by a higher rate than that for the software revenues to which it largely corresponds. Research and development expenses climbed by 30% to euro 745 million (or by 23% to euro 705 million excluding STAR expenses).

         Costs of service totaled euro 1,625 million in 1999. The corresponding figure excluding STAR expenses, which is more comparable to the 1998 figure, was euro 1,584 million. This represents an increase of 27% over 1998, which is consistent with the increase in consulting and training service revenues. General and administrative expenses were euro 260 million (euro 241 million excluding STAR expenses). A relatively high portion of these expenses is attributable to the STAR accruals because the senior management expenses for all SAP Group companies are allocated to administrative expenses. The rise in general and administrative costs excluding STAR expenses was 19%, only slightly higher than the increase in revenues.

HEALTHY GROWTH IN FINANCE INCOME

In the conditions prevailing in 1999, the operating income of euro 796 million may be regarded as a satisfactory achievement. It represents a gross margin of 15.6%. Excluding the total 1999 expenses of euro 140 million for the employees' STAR program, the gross margin was 18.3% (1998: 21.3%).

         Finance income, net, increased significantly to euro 235 million (1998: euro 14 million). The main contributing factor was the sale of minority investments, which was undertaken for two reasons: pursuit of the corporate policy of reducing strategic minority holdings to 5% where SAP's original stake was less than 30%; and realization of profits from venture capital investments. These investments result from SAP's ongoing commitment to support promising startups in the software field with equity capital. SAP generally intends each such investment to be medium term, and to exit when the enterprise concerned is established on a sound financial footing.






                                                Review of Operations          11

 [Graphic -- Pictures of person typing, customer relationship management - SAP]


NET INCOME INCREASES BY 14%

Income before income taxes rose 5% to euro 980 million. Excluding STAR expenses (for better comparison with other companies and with 1998), the income before income taxes was euro 1,121 million. This represents an increase of 18% over 1998, which matches the increase in revenues. Positive effects of German tax legislation and loss carryforwards resulting from the negative development in Japan in 1998 led to an effective tax rate that, at 38.4%, was lower than the 1998 rate of 43.3%. For this reason, the rise in net income (14%, to euro 601 million) was higher than the rise in income before income taxes. The margin on net income, at 11.8%, was slightly lower than in 1998 (12.2%). Earnings per share calculated in accordance with U.S. GAAP were euro 5.73 (1998: euro 5.03) for ordinary shares, and euro 5.76 (1998: euro 5.07) for preference shares. This calculation takes into account the fact that, because some employees exercised rights under the 1994/2004 convertible bonds program in December 1999, the number of preference shares was 0.17 million higher than in 1998.

CHANGEOVER TO EURO AND U.S. GAAP

On January 1, 1999, SAP changed over to the euro as the group currency. At the same time SAP fully adopted the United States Generally Accepted Accounting Principles (U.S. GAAP) as the basis for all of the group's financial accounting. With these measures, SAP further improved the transparency and international comparability of its consolidated financial statements. SAP reports its financial results solely in accordance with U.S. GAAP pursuant to an amendment to the German Commercial Code that permits listed companies to prepare their consolidated financial statements in accordance with internationally accepted accounting principles instead of German GAAP.

VERY STRONG ASSET AND CAPITAL DEVELOPMENT CONTINUES

SAP's total assets rose 40% to euro 4,827 million, due mainly to increases in fixed assets, which increased 69% to euro 1,524 million. Investment in intangible fixed assets included purchase of software programs and additions to goodwill. This increased by 67% to euro 95 million compared to 1998. Investment in property, plant, and equipment was mainly for office facility and computer capacity expansion and at euro 259 million was 22% less than in 1998. The increased stock market valuation of equity securities led to a 232% rise in financial assets



                          OPERATING EXPENSES BREAKDOWN
                                (excluding STAR)

                  IN EURO MILLIONS, percent, change since 1998
                                  [PIE CHART]

                Cost of product                511   12%   +37%
                Cost of service              1,584   38%   +27%
                Research and development       705   17%   +23%
                Sales and marketing          1,107   27%   +15%
                General and administration     241    6%   +19%
                                             -----
                TOTAL                        4,174
                                             =====

12             Review of Operations
to euro 610 million, as under U.S. GAAP certain marketable securities are valued at fair value with the resulting unrealized gains and losses not affecting net income. The equity-to-fixed-assets ratio declined to 168%, but this is still extraordinarily high and again enabled SAP to fund all capital expenditures from its own resources.

         Current assets rose 27% to euro 2,967 million. The 17% rise in receivables was lower than revenue growth. The days sales outstanding (DSO) key figure, which permits evaluation of the average period of time until settlement of accounts receivable, decreased from 104 to 103 days as a result of tight receivables management. Other assets increased by euro 215 million to euro 308 million as a result of the sales of marketable equity securities that had not been settled at year-end. Liquid assets increased 21%.

         Shareholders' equity grew 41% to euro 2,559 million. Among the reasons for this increase were significant unrealized gains, recorded in other comprehensive income, associated with increase in market value of certain of the Company's marketable securities. The equity ratio was unchanged at 53%, and the return on equity fell from 29% to 23%. This fall - and the substantial increase in accrued liabilities - is explained largely by the impact of the STAR program.

ANNUAL FINANCIAL STATEMENT FOR SAP AG SHOWS POSITIVE TREND

The good results and the healthy balance sheet structure are also evident in SAP AG's annual financial statements, drawn up in accordance with German GAAP (HGB) as in previous years. In these financial statements, more significant for their role in determining distributable profits than from an information perspective, revenues increased 19% to euro 1,898 million. Like the consolidated statements, the SAP AG statements also show increases in costs. The entire expense of the STAR program is recognized in the SAP AG statements (which is not the case in the consolidated statements). This resulted in a decrease in net income of 24% to euro 361 million. Total SAP AG assets increased 41% to euro 1,986 million. Shareholders' equity

                                   NET INCOME

                      IN EURO MILLIONS, change since 1998
                                  [BAR CHART]

1999*                                                          601  +14%

1998*                                                   527  +18%

1997*                                              447  +54%

1996**                                 290  +40%

1995**                            207  +44%
              --------------------------------------------------------
              0         100     200     300    400    500    600

   * US-GAAP         ** GERMAN GAAP


                              CAPITAL EXPENDITURE

             (Intangible Assets and Property, Plant and Equipment)
                      IN EURO MILLIONS, change since 1998
                                  [BAR CHART]

1999*                                                               355  -9%

1998*                                                                 388  +34%

1997*                                                    290  +157%

1996**                      113  -14%

1995**                         131  +32%
             -------------------------------------------------------------
             0      50     100     150     200     250    300     350

   * US-GAAP         ** GERMAN GAAP

                                                Review of Operations          13

             [Graphic -- Picture of SAP customer & partner event]

easily covered fixed assets; the ratio was 128% compared to 137% in the previous year. Mainly due to the STAR program obligation, the equity ratio declined to 59% (72% in 1998).

DIVIDEND UNCHANGED

As in previous years it is the Executive Board's intention that value should be returned to the shareholders for 1999, and at the annual general meeting it will recommend paying the same dividend of euro 1.57 per ordinary share and euro 1.60 per preference share as for 1998. Should the annual general meeting agree to this dividend proposal, a total of euro 165.8 million (euro 165.5 million in 1998) will be paid to shareholders. With the tax credits of euro 0.67 and euro 0.69 respectively, shareholders entitled to tax credit will receive euro 2.24 per ordinary share and euro 2.29 per preference share.

PERSONNEL EXPANSION

In 1999, SAP again increased investment in its most important asset: its employees. In light of the more difficult surrounding circumstances, however, prudence was exercised in recruitment by restraining the number of new hires in line with the uneven development of business over the year. For this reason, personnel expansion was slower than in 1998, when it was deliberately forced ahead. Overall headcount increased 12% to 21,699. This figure includes employees of newly consolidated subsidiary companies.

RESEARCH AND DEVELOPMENT INTENSIFIED

1999 saw intense research and development activity aimed at realizing the Company's Internet strategy. The developer headcount grew 12% to reach 5,403 at year-end. These employees are very highly qualified, as be-fits SAP's requirements: More than 90% have university degrees, predominantly in technical and scientific disciplines.

         The increase in the number of developers led to a rise in R&D expenses, which are overwhelmingly comprised of personnel costs. As a percentage of revenues, R&D costs excluding STAR expenses increased 0.5% to 13.8%. Thus once again, SAP's commitment to R&D was among the highest in the industry.

         The majority of SAP's development work takes place in Germany at the Walldorf headquarters. The Company also has major development facilities in California's Silicon Valley, in Japan, India, and France. With the aim of cultivating greater customer-proximity,


                      CONSOLIDATED BALANCE SHEET BREAKDOWN

                             in %, IN EURO MILLIONS
                                  [BAR CHART]

ASSETS 1999               63%   3,056*                  37%     1,771**    4,827

Assets 1998               69%   2,385*                  31%     1,061**    3,446

LIABILITIES 1999          37%   1,784+  10%   484++     53%

Liabilities 1998          42%   1,458+   5%   170++     53%

SHAREHOLDERS EQUITY 1999                                        2,559+++   4,827

Shareholders Equity                                             1,818+++   3,446
                          ------------------------------------------------------
                          0      20%     40%     60%     80%                100%
Assets
*   Short-term assets
**  Long-term assets

Shareholders' Equity and Liabilities
+   Short-term liabilities
++  Long-term liabilities
+++ Shareholders' Equity

14             Review of Operations

             [Graphic -- Picture of SAP customer & partner event]

the Company continued to push decentralization of development activities in 1999. The proportion of developers working outside Germany grew from 21% to 27% in the course of the year.

ENJOYSAP IMPROVES WORKING EFFICIENCY

The main focus of development in 1999 was the EnjoySAP and mySAP.com initiatives, as well as further development of the various industry solutions and New Dimensions products. The objective of the EnjoySAP initiative is to improve the ergonomics of SAP software, and in August 1999 the Company began shipment of the EnjoySAP Release of SAP R/3. An independent study concluded that EnjoySAP R/3 software is easier to learn, easier to tailor, and easier to use, and can improve working efficiency by as much as 65%.

MYSAP.COM AS A COMPLETE INTERNET SOLUTION

The outcome of the intensive development efforts aimed at completely reorienting SAP's product offerings to the Internet is mySAP.com. mySAP.com both unifies and enhances the Company's range of products. It comprises four main elements:

o The mySAP.com Marketplace, an open electronic marketplace where business partners can conduct purchasing, selling, and other collaborative inter-enterprise processes together

o The mySAP.com Workplace, an enterprise portal that provides employees in companies with a browser-based, personalized working environment from which they access all the functions they need daily in their particular role

o mySAP.com Business Scenarios, providing inter-enterprise role-based solutions for business-to-business as well as business-to-consumer transactions using SAP or other software

o mySAP.com Application Hosting, providing fast and inexpensive access to applications across the whole bandwidth of mySAP.com solutions

The first few months since shipment of mySAP.com showed that the product is already favorably received by customers. The product innovation ratio, measuring the new product portion of total product revenues, rose from 6% in 1998 to 17% in 1999. In the new field of establishing and running Internet marketplaces, progress was also encouraging. By the end of the year more than 38,420 people and 2,630 companies registered in the open horizontal marketplace at http://my-sap.com. SAP also signed up partners who will cooperate in setting up vertical marketplaces, for example for the chemicals and pharmaceuticals industry and for healthcare.


                       RESEARCH AND DEVELOPMENT EXPENSES
                           (excluding STAR expenses)

                      IN EURO MILLIONS, change since 1998
                                  [BAR CHART]

1999*                                                                705  +23%

1998*                                                     572  +58%

1997*                                       363  +40%

1996**                               259  +16%

1995**                             224  +19%
              -------------------------------------------------------------
              0         100     200     300    400    500    600    700

   * US-GAAP         ** GERMAN GAAP


                                                Review of Operations          15

                     [Graphic -- Picture of people at work]

QUIET MILLENNIUM CHANGE - EVENTFUL START TO 2000

Hardly any of the computer-related problems predicted by many all over the world for the millennium date change materialized. The opening weeks of the new fiscal year thus proved relatively quiet for the economy as a whole and for the business software industry in particular. SAP and its customers enjoyed a smooth start to the new year as a result of the effective precautions that had been taken.

         The repositioning of SAP as an Internet enterprise boosted public confidence in the Company's outlook. This was rewarded by a steep upturn in SAP stock prices early in 2000. From the beginning of the year to mid-February 2000, the SAP preference share climbed 42% to euro 852.

         For this success thanks are due first and foremost to SAP's employees. By setting up the 1999 STAR program at the beginning of the year, the Executive Board ensured that a substantial proportion of the employees would participate in the success of the enterprise as measured by the performance of the stock. The value of a STAR is the increase in the stock market price of the SAP preference share between the average of the first ten calendar days following announcement of the figures for the first quarter of 1999 (average price euro 337) and the average of the first twenty trading days following announcement of the preliminary results for the 1999 fiscal year (average price euro 822). Total expenses resulting from the 1999 STAR program depend upon forfeitures and are estimated to be in the range from euro 670 million to euro 720 million. Under U.S. GAAP, these expenses are distributed over the measurement period and the payout period. The final payment will be made in 2001, so the 1999 STAR program expenses will not only impact the Company's 1999 figures but also the 2000 and 2001 figures.

         In the software industry, the market for IT and management professionals is tight. In order to remain an attractive employer, at the end of 1999 SAP proposed a stock option and convertible bond program, the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan). By an overwhelming majority, the shareholders approved



                           SHARE PRICE 1999   in euro

             (based on closing price on last trading day of month)

              [SUMMARY OF LINE GRAPH CHART, BASED ON CLOSING PRICE
                          ON LAST TRADING DAY OF MONTH
                           (FEBRUARY 15, FOR FEB-00)]

     END OF MONTH         SAP PREFERENCE SHARES          DAX*            GSO**
     ------------         ---------------------         ------          ------
        Dec-98                   409.54                 409.54          409.54
        Jan-99                   349.80                 423.75          486.73
        Feb-99                   346.00                 401.07          436.48
        Mar-99                   296.90                 397.98          453.04
        Apr-99                   357.00                 397.98          439.88
        May-99                   376.50                 438.49          439.84
        Jun-99                   392.10                 414.61          503.21
        Jul-99                   353.02                 439.97          469.74
        Aug-99                   374.00                 417.34          490.63
        Sep-99                   422.00                 431.15          534.93
        Oct-99                   420.00                 421.26          568.44
        Nov-99                   399.07                 451.98          689.18
        Dec-99                   599.00                 482.30          949.04
        Jan-99                   783.50                 569.18          836.78
        Feb-00                   812.00                 605.01          950.07

 * DAX (adjusted)
** Goldman Sachs Technology Software Index (adjusted)


16             Review of Operations

                   [Graphic -- Picture of mySAP.com web site]

the adoption of the Plan at an extraordinary general meeting in January 2000. In addition, the shareholders authorized the Company to issue a maximum of 6.25 million additional preference shares (contingent capital) to satisfy shares needed in conjunction with the LTI 2000 Plan. Subject to certain regulations, the Company may also acquire shares from the market to satisfy obligations under the LTI 2000 Plan. The Plan adds another share-based component to SAP's compensation system that will motivate selected managers and top performers to grow the value of the enterprise and stay with the Company.

ENCOURAGING OUTLOOK

Economic researchers are expecting encouraging developments in the global economy in 2000. They predict sustained expansion in the United States, continued upward trends in Japan and the emerging East Asian economies, and stronger growth in Western Europe. Encouraging growth rates are also projected for South America and Eastern Europe.

         The outlook for the business software and Inter-net solutions industry is also promising. The market research institute Gartner Group, Inc., envisions average growth of 25% in the classic ERP software market for the period 2000 through 2001. In the business-to-business software market 178% growth in 2000 has been predicted, with average growth for the period 2000 through 2004 at 119%. Of this growth, 37% is expected to go to virtual marketplaces. Forrester Research, Inc. predicts that virtual marketplaces will enjoy average annual growth of 88% during the period through 2003. International Data Corporation, another market research institute, projects revenues of software for running such marketplaces to rise 102% per year on average. At the same time it is expected that the markets for ERP software and Internet solutions will continue to coalesce, and that the number of vendors in the unified market will decline.

POTENTIAL FOR SUCCESS

Strategic measures in 1999 have put SAP in a position to take a leading position in the developing integrated market for enterprise and Internet solutions. SAP has already undergone the reorientation to the Internet that experts foresaw business software vendors would take in the years to come. mySAP.com, the Company's comprehensive new product, has been very well received by customers and the public alike.

         The following strategic opportunities for the mySAP.com solution are expected to be highly significant for the future progress of SAP:

o The wide variety of fields in which mySAP.com can be applied increases the number of customer employees who use SAP software in their work. The way is now open to increase the proportion of people



                    PROJECTED GROWTH OF BUSINESS-TO-BUSINESS
                              MARKET VOLUME  IN US
                     $ BILLIONS  change since previous year
                     (as predicted by Gartner Group, Inc.)
                                  [BAR CHART]

2004                                                             7,290  +85%

2003                               3,950  +81%

2002                      2,180  +129%

2001        953  +136%

2000        403  +178%
        ---------------------------------------------------------------
        0    1,000   2,000   3,000   4,000   5,000   6,000   7,000


                                                Review of Operations          17

                  [Graphic -- Picture of people at trade show]

     in a company who use SAP products from the previous average of about 15% to 80% in some industries. The new pricing model for mySAP.com encourages this trend by relating the cost of licensing more closely to usage or even to the number of transactions completed using the software.

o Web-based mySAP.com Application Hosting allows enterprises to outsource their applications instead of installing and running a system. As this may be of special interest for smaller enterprises it puts SAP software within the range of a bigger potential market.

o The availability of SAP software on leasing terms instead of purchase also puts it into range for more potential customers. If leasing proves popular with customers, it could make the development of SAP's revenues more constant over time.

o Building and operating virtual marketplaces taps new sources of income in the medium term, especially in the light of the Company's broad customer base.

o The IDES demonstration system, which anyone can access via Internet, gives prospects the opportunity to experience for themselves the superiority of the SAP solution. Using IDES is also expected to reduce sales and marketing costs in the medium term.

STRONG REVENUE GROWTH EXPECTED

In the context of the described general economic trends and developments specific to SAP's industry, and in the light of the mySAP.com growth potential, the Executive Board holds to the prediction it made early in 1999 that the year's revenues recorded for 1998 will be approximately doubled within three years. The rate of increase is expected to be higher in 2001 than in 2000.

         It is predicted that in 2000 the rate of product revenue growth will be higher than the rate of service revenue growth. In particular, it is believed that the mySAP.com portion of software revenues will grow strongly. Its proportion of software revenues from new business is expected to rise to 50%. The United States and Asia are expected to experience stronger growth compared to 1998.

         It is expected that the increase in 2000 research and development expenses will be in line with the rise in revenues. This in turn means that SAP expects to continue spending approximately 13% to 14% of its revenues on R&D. Excluding STAR expenses, the remaining expenses are projected to rise less quickly than the expected revenues in the next two years. It is believed this will be achieved with the help of cost-saving measures. These include more support for sales and marketing from IDES and organizational changes in the maintenance area. However, the first few months of 2000 will still see investment in mySAP.com causing expenses to rise.

INCOME AND HEADCOUNT PREDICTED TO RISE

Operating income (excluding expenses for the employees' STAR program) is predicted to rise in 2000 because revenues will grow faster than costs, and because product revenues will grow faster than service revenues. SAP intends to cover a major part of the STAR expenses by income from the sale of investments. This income is mainly expected from SAP's venture capital investments and will not require strategically detrimental divestitures. SAP may also sell portions of certain subsidiaries to the public, which could result in additional income.

         In this light, income before income taxes is projected to rise. The effective tax rate is expected to be approximately 40%, so an increase in net income is also predicted. SAP expects to continue its practice of







18             Review of Operations

              [Graphic -- Picture of country selection and globe]

returning value to shareholders with a dividend for 2000.

         In order to achieve its planned rise in revenues, SAP will hire more employees. Headcount growth is predicted to be greater in 2000 than in 1999, but not to reach the unprecedented 1998 growth numbers.

RISK FACTORS

Certain assumptions about the future underlie SAP's expectations of developments in the next two years. If the assumptions are wrong, actual results could differ materially from expectations.

o Although SAP's business is not strongly cyclical, unexpected declines in economic activity or other major macroeconomic shifts, worldwide or in particular countries or regions, can negatively impact the development of revenues and incomes. Also, SAP's revenues and results are sensitive to exchange rate fluctuations because of the Company's highly internationalized business. SAP has an active foreign exchange management policy to address these risks, and this policy includes the use of derivative financial instruments.

o Like any other enterprise, SAP is subject to the risk of bad debt. In 1999, this risk was addressed by an allowance for doubtful accounts, totaling euro 97 million (1998: euro 80 million). The risk of physical damage caused by catastrophe, accident, or other events is managed by insurance. An independent external appraisal was commissioned, and found that there were no substantial uninsured risks, and that levels of cover are adequate. Insurance is also in place for product and other liability risks.

o Prospects for the future depend to a large extent on market acceptance of mySAP.com. The initial acceptance accorded to mySAP.com by customers and by the public so far is encouraging. There is, however, no guarantee that this level of acceptance will continue. The prediction that costs will grow more slowly than revenues is based on the assumption that mySAP.com will change the revenue profile with the effect that software license revenues will gain in importance. If, on the contrary, consulting revenues should grow in relative importance, there will be a corresponding increase in expenses, because experience has shown that consulting revenues are associated with higher expenses relative to the associated revenues. Customers' unwillingness to accept the new pricing concept introduced with mySAP.com could also impact the projected growth of revenues.

o The Company's success will also depend in part on its ability to continue to develop and introduce to the market product enhancements and new solutions that respond to the rapid changes in hardware and software technology, and in communication and business channels, such as the Internet.

o Like any other enterprise that makes use of the Inter-net, SAP is subject to the risks of relying on this global network. These include hacker and virus attacks. The company addresses this risk with extensive security measures.

o Among the competitive advantages that are factors in the predicted revenue growth is the fact that SAP is the biggest company in its sector. Unexpected mergers could alter the competitive landscape and impact SAP's business development.

     Despite the risks described, SAP is confident that it will achieve the goals it has set itself and honor its responsibilities to its customers, shareholders, employees, and business partners.








                                                Review of Operations          19

FIVE-YEAR SUMMARY



SAP GROUP
(in million of (euro), unless, otherwise stated)
                                         HGB                          U.S. GAAP
                          ___________________________  _________________________________
                              1995          1996         1997         1998       1999
________________________________________________________________________________________

TOTAL REVENUE                 1,378.6       1,903.1      3,021.8     4,315.6    5,110.2
-- % generated by foreign
   subsidiaries                  67 %          73 %         71 %        80  %      77 %
-- % product revenue             72 %          71 %         68 %        63  %      61 %
-- per employee (in
   thousands of (euro))         214           233          261         249        244
NET INCOME                      207.0         290.2        446.7       526.9      601.0
-- Return on equity
   (net income as % of
   average equity)               30 %          30 %         35 %         32 %      27 %
-- Income before income
   taxes                        339.2         485.7        796.4        932.0     980.3
-- Return on sales
   (Income before income taxes
   as a % of total revenue)      25 %          26 %         26 %         22 %      19 %
TOTAL ASSETS                  1,134.2       1,721.5      2,755.2      3,445.9   4,826.9
FIXED ASSETS                    384.5         403.4        601.0        903.9   1,524.0
-- Intangible assets              3.8           2.9         39.9         74.6     119.9
-- Property, plant &
   equipment                    294.0         318.0        444.6        645.4     794.3
--Financial assets               86.7          82.5        116.5        183.9     609.8
SHORT-TERM ASSETS
   (incl. deferred taxes and
   prepaid expenses and
   deferred charges)            749.7       1,318.1      2,154.2      2,542.0   3,302.9
-- Inventories                    2.9           4.0          3.8          2.8       3.1
-- Accounts receivable          543.5         937.1      1,640.4      1,869.0   2,489.5
-- Liquid Assets                203.3         377.0        510.0        670.2     810.3
SHAREHOLDERS' EQUITY            782.0       1,130.6      1,451.1      1,818.3   2,559.4
-- as % of fixed assets         203 %         280 %        241 %        201 %     168 %
-- Subscribed capital           258.8         264.6        266.6        267.3     267.8
-- Other shareholders'
   equity                       523.2         866.0      1,184.5      1,551.0   2,291.6
LIABILITIES (incl. deferred
   charges and from 1997
   onwards minority interests)  352.2         590.9      1,304.1      1,627.6   2,267.5
-- Long term liabilities         21.6          38.1        178.1        170.0     483.6
-- Current liabilities          330.6         552.8      1,126.0      1,457.6   1,783.9
% OF TOTAL ASSETS
-- Fixed assets                  34 %          23 %         22 %         26 %      32 %
-- Short-term assets             66 %          77 %         78 %         74 %      68 %
-- Shareholders' equity          69 %          66 %         53 %         53 %      53 %
-- Liabilities                   31 %          34 %         47 %         47 %      47 %
FINANCIAL LIABILITIES            41.0          50.7         86.0        122.8      57.5
-- Long-term                     10.5           4.5          2.6         26.5      32.9
-- Short-term                    30.5          46.2         83.4         96.3      24.6
Interest Income, net            +11.4         +14.2        +26.9        +31.1     +31.2

SAP GROUP
(in millions of Euro, unless otherwise stated)                   HGB                            U.S. GAAP
                                                          -----------------------    ---------------------------------
                                                            1995           1996           1997      1998      1999
                                                          ---------      --------    ------------ --------- ----------
PURCHASES/DEPRECIATION AND AMORTIZATION
- Purchases of property, plant & equipment and
  intangible assets                                         130.7          112.8          289.9     388.1     354.8
- Depreciation and amortization                              73.9           84.2          101.3     139.8     172.7
- Depreciation and amortization as % of purchases             57%            75%            35%       36%       49%
CASH EARNINGS ACCORDING TO DVFA/SG(1)                       281.2          351.2          547.2     586.1     896.9
- as % of total revenue                                       20%            18%            18%       14%       18%
- as % of investments                                        215%           311%           189%      151%      253%
EMPLOYEES AND PERSONNEL EXPENSES
- Number of employees, year end                             6,857          9,202         12,856    19,308    21,699
- Number of employees, annual average                       6,443          8,177         11,558    17,323    20,975
- Personnel expenses                                        489.2          684.4        1,059.9   1,547.4   2,031.7
- Personnel expenses - excluding STAR                       489.2          684.4        1,059.9   1,531.1   1,891.4
- Personnel expenses per employee - excluding STAR
  (in thousands of euro)                                       76             84             92        88        90
RESEARCH AND DEVELOPMENT EXPENSES                           224.0          258.5          362.7     572.4     744.7
- as % of total revenue                                       16%            14%            12%       13%       15%




SAP AG
(in millions of Euro, unless otherwise stated)                                           HGB
                                                          ------------------------------------------------------------
                                                            1995           1996           1997      1998      1999
                                                          ---------      --------    ------------ --------- ----------
Net income                                                   97.0           155.7         228.7     268.7     312.2
Transfer to reserves                                         28.6            32.7          78.5     102.3     146.5
Dividend distributions                                       68.3          122.80         150.4     165.5     165.8
Dividend per ordinary share (in Euro)(2)                     0.66            0.92          1.43      1.57      1.57
Dividend per preference share (in Euro)(2)                   0.69            0.95          1.46      1.60      1.60
Stock prices at year-end (spot rate in Euro):
ordinary share                                             113.51          107.63        278.91    368.13    488.00
preference share                                           111.36          108.29        298.70    408.78    605.50
Number of shares at year-end (in thousands):              101.233         103.507       104.303   104.565   104.756
- ordinary shares                                          60.986          60.991        60.996    61.000    61.000
- preference shares                                        40.247          42.516        43.307    43.565    43.756
Market capitalization (in billion Euro)                      11.4            11.1          30.0      40.3      56.3


(1) German Society of Investment Analysts and Asset Managers
(2) 1999 proposed dividend

ADDRESSES AND FINANCIAL CALENDAR


                                   HEADQUARTERS

                         ADDRESS   SAP AG
                                   Neurottstrasse 16
                                   D-69190 Walldorf, Germany


                       TELEPHONE   +49/6227/7-47474
                             FAX   +49/6227/7-57575

                        INTERNET   www.sap.com

                          E-MAIL   info@sap.com

                                   All international subsidiaries and sales partners are listed at www.sap.com under "Contact us".




                                   FINANCIAL CALENDAR

                            2000

                        APRIL 19   Interim report: January - March 2000
                           MAY 5   Annual General Meeting, Mannheim
                       MAY 25/26   Investor Workshop (SAPPHIRE Berlin)
                         JULY 20   Interim report: January - June 2000
                      OCTOBER 19   Interim report: January - September 2000

                            2001

                      JANUARY 23   Preliminary figures for fiscal 2000
                           MAY 3   Annual General Meeting





76   |   Addresses and Financial Calendar

                              | SAP ANNUAL REPORT

               DESIGN AND ART | SIGNUM communication GmbH, Mannheim
         ORIGINAL PHOTOGRAPHY | Sabine Kress, Mannheim
                       LITHOS | Repro Braun, Neuhofen & Extrabyte GmbH, Mannheim
                        PRINT | Color-Druck, Leimen
                      BINDING | Thalhofer, Schonaich

              PICTURE SOURCES | Wolfram Scheible, Stuttgart
                                SAP Picture Archive

           COPYRIGHT (c) 2000 | SAP AG
                                Neurottstrasse 16
                                D-69190 Walldorf, Germany

       OVERALL RESPONSIBILITY | SAP AG
                                Corporate Communications

SAP AG

Neurottstrasse 16
D-69190 Walldorf, Germany

[Graphic -- Pictures of city skyline, SAP logo, SAP conference, mySAP.com logo]